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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WEST VIEW COURT
(No. and Street)

WASHINGTON (City) IA (State) 52353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE PAULSON 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

PO BOX 1914 (Address) BISMARCK (City) ND (State) 58502 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

H\\

STATE OF NORTH DAKOTA
COUNTY OF BURLEIGH

OATH OR AFFIRMATION

I, DAVE PAULSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE ONE INVESTMENTS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY KUDRNA
Notary Public
State of North Dakota
My Commission Expires September 12, 2009

Dave Paulson
Signature

TREAS.
Title

Judy Kudrna
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

EAGLE ONE INVESTMENTS, LLC

EAGLE ONE INVESTMENTS, LLC

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of Eagle One Investments, LLC as of December 31, 2008 and 2007, and the related statements of operations, members' equity and other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle One Investments, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 20, 2009

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,546,689	$ 634,207
Receivables	390,510	471,247
Investments	7,413	14,847
Prepaid expenses	7,770	3,615
Other	6,785	2,698
Total current assets	1,959,167	1,126,614
EQUIPMENT, at cost		
Leasehold improvements	14,762	14,762
Computer and office equipment	109,580	110,400
Software	-	4,098
	124,342	129,260
Accumulated depreciation/amortization	(98,614)	(94,040)
	25,728	35,220
	$ 1,984,895	$ 1,161,834
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 49,883	$ 8,843
Accrued commissions and rents	348,445	543,576
Other accrued liabilities	66,145	59,311
Total current liabilities	464,473	611,730
MEMBERS' EQUITY	1,520,422	550,104
	$ 1,984,895	$ 1,161,834

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Commissions	$ 8,360,344	$ 9,230,319
Proceeds from life insurance	1,056,000	-
Interest	235,829	206,795
Miscellaneous	165,530	138,592
	9,817,703	9,575,706
EXPENSES		
Commissions and rents	7,261,343	8,057,671
Management service fees	645,000	654,000
Professional services	276,812	24,635
Vendor charges and fees	214,153	200,803
Conventions and meetings	88,224	59,951
Consulting	63,683	33,944
Telephone and internet service	59,370	48,081
Dues, fees and subscriptions	54,474	54,161
Office rent and utilities	41,887	40,526
Life and health insurance - owners	26,741	3,850
Advertising	23,784	12,304
Postage	23,165	17,001
Guaranteed payments	21,000	40,500
Licensing and filing	20,854	25,836
Travel	20,173	31,029
Office and computer supplies	17,530	25,180
State business taxes	16,089	15,928
Maintenance	13,081	11,968
Software rental	11,906	12,543
Depreciation and amortization	8,795	12,393
Equipment rental	7,626	5,771
Insurance	5,861	4,007
Meals and entertainment	2,888	3,876
Miscellaneous	17,809	5,742
	8,942,248	9,401,700
NET INCOME	$ 875,455	$ 174,006

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE - DECEMBER 31, 2006	$ 414,551	$ 5,937	$ 420,488
Comprehensive income			
Net income	174,006	-	174,006
Unrealized gain on marketable securities	-	5,610	5,610
Total comprehensive income			179,616
Member distributions	(50,000)	-	(50,000)
BALANCE - DECEMBER 31, 2007	538,557	11,547	550,104
Comprehensive income			
Net income	875,455	-	875,455
Unrealized loss on marketable securities	-	(7,434)	(7,434)
Total comprehensive income			868,021
Member units issued	139,700	-	139,700
Member distributions	(37,403)	-	(37,403)
BALANCE - DECEMBER 31, 2008	$ 1,516,309	$ 4,113	$ 1,520,422

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net income	$ 875,455	$ 174,006
Charges and credits to net income not affecting cash		
Depreciation and amortization	8,795	12,393
Loss on disposal of equipment	197	-
Changes in assets and liabilities		
Receivables	80,737	(55,815)
Prepaid expenses	(4,155)	(3,615)
Other	(4,087)	(2,305)
Accounts payable - vendor	41,040	4,680
Accrued commissions and rents	(195,131)	35,486
Accrued liabilities	6,834	300
NET CASH FROM OPERATING ACTIVITIES	809,685	165,130
INVESTING ACTIVITIES		
Proceeds from sale of equipment	500	-
Purchase of equipment	-	(13,183)
NET CASH FROM (USED FOR) INVESTING ACTIVITIES	500	(13,183)
FINANCING ACTIVITIES		
Proceeds from issuance of member units	139,700	-
Member distributions	(37,403)	(50,000)
NET CASH FROM (USED FOR) FINANCING ACTIVITIES	102,297	(50,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	912,482	101,947
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	634,207	532,260
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,546,689	$ 634,207

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Nebraska, North Dakota, and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. The Company pays a special state business tax in the State of California, which is based on a percentage of gross annual revenues of the Company.

In July 2006, Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

(continued on next page)

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $23,784 and $12,304 in 2008 and 2007, respectively.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all temporary, highly liquid investments and all certificates of deposit to be cash equivalents.

Depreciation and amortization

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years
Software	3 years

NOTE 2 - RELATED PARTY TRANSACTIONS

Management Services

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. During 2008 and 2007, the Company paid $645,000 and $654,000, respectively, in management service fees to EOI Management, Inc. for these services based on varying monthly amounts.

(continued on next page)

Office Space

The Company leases office space under a monthly operating lease agreement with EOI Management, Inc. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. Office lease payments to EOI Management, Inc. totaled $24,000 each year in 2008 and 2007.

Commissions

Commissions paid to members of the Company totaled $3,367,979 and $2,897,292 in 2008 and 2007, respectively.

Guaranteed Payments

The Company made guaranteed payments of $250 per month to fourteen board members for six months of 2008 and three months of 2007. During 2007, the Company also paid bonuses of $15,000 each to two members which are included in the financial statements as guaranteed payments. Guaranteed payments, including bonuses, totaled $21,000 and $40,500 in 2008 and 2007, respectively.

Payable to Members

At December 31, 2008, the Company owed $43,845 to three members for funds deposited by the members prior to equity contributions being received by the Company in late December. These funds were returned to the three members in January 2009.

Receivables from Sales Representatives

At December 31, 2008, the Company had receivables totaling $72,225 from three of the Company's sales representatives for client settlements paid by the Company on behalf of the sales representatives. Payments are expected to be received monthly from the sales representatives until the amounts are paid in full.

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2008 and 2007 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2008			
NASD Stock	$ 3,300	$ 4,113	$ 7,413
2007			
NASD Stock	$ 3,300	$ 11,547	$ 14,847

The Company identifies cost on the first-in first-out method.

(continued on next page)

NOTE 4 - OPERATING LEASES

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $11,906 and $12,543 in 2008 and 2007, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $7,626 and $5,771 in 2008 and 2007, respectively.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2008 and 2007, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2008	2007
Net capital ratio	**.73:1**	1.30:1
Net capital	**$ 1,365,365**	$ 470,789
Net capital requirement	**$ 66,298**	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. Series C members become Series A members upon the Series C member's execution of all agreements required for the member to clear transactions through the Company as broker/dealer. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

(continued on next page)

A summary of membership interests by class at December 31, 2008 and 2007 is as follows:

	2008	2007
Membership interests		
Series A	29%	38%
Series B	46%	62%
Series C	25%	-
	100%	100%

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

NOTE 9 - CONTINGENCY

During 2008, the Company was named as a defendant in three lawsuits involving charges of misconduct by a former officer of the company. The plaintiffs have not specified the exact amount of financial losses incurred as a result of the alleged misconduct, but an aggregate estimate of this amount is $520,000. In addition, four other general allegations of misconduct by the same former officer have been raised, but to date, none have become lawsuits. The aggregate estimate of the losses that might be raised in these additional allegations is $495,000. No provision has been made in the financial statements for any liability for the lawsuits or general allegations of misconduct. However, it is at least reasonably possible that the Company's estimate of its potential losses may change in the near term.

EAGLE ONE INVESTMENTS, LLC

EAGLE ONE INVESTMENTS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total members' equity from the statement of financial condition	$ 1,520,422
Deductions	
Nonallowable assets:	
Net commissions receivable in excess of liabilities	(81,394)
Receivables from non-customers	(20,343)
Haircuts on securities	(8,210)
Clearing firm unsecured debits	(763)
Receivables from related entities	(4,064)
Equipment	(25,728)
Prepaid expenses and other assets	(14,555)
Net capital	$ 1,365,365
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000	$ 66,298
Excess net capital	$ 1,299,067
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 1,265,917
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 464,473
Additions	
Adjustments for contingencies	
Fidelity bond deductible	10,000
Contingent liabilities	520,000
	$ 994,473
Ratio of aggregate indebtedness to net capital	.73:1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 464,473
Net year end adjustments	-
	$ 464,473

EideBailly

CPAs & BUSINESS ADVISORS

AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of Eagle One Investments, LLC for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4310 17th Ave. S | PO Box 2545 | Fargo, North Dakota 58108-2545 | Phone 701.239.8500 | Fax 701.239.8600 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be considered to be a material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 20, 2009

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